FILED BY ENERFLEX LTD.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: EXTERRAN CORPORATION
COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON
FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

NOTICE OF SPECIAL MEETING OF ENERFLEX SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Enerflex Special Meeting”) of the holders (the “Enerflex Shareholders”) of common shares (“Enerflex Common Shares”) of Enerflex Ltd. (“Enerflex”) will be held at The Westin Calgary, 320 4th Avenue S.W., Calgary, Alberta on October 11, 2022 at 9:00 a.m. (MDT). At the Enerflex Special Meeting, holders of Enerflex Common Shares will be asked to consider, and, if deemed appropriate, pass, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is set out in “Appendix A – Resolution to be Approved at the Enerflex Special Meeting” to the accompanying management information circular of Enerflex dated September 8, 2022 (the “Management Information Circular”), approving the issuance of the number of Enerflex Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement (as such terms are defined in the Management Information Circular), anticipated to be up to an aggregate of 34,013,055 Enerflex Common Shares and up to an additional 5,000 Enerflex Common Shares that may be issuable to accommodate the effects of rounding or other administrative purposes.

We will also consider other business that may properly be brought before the Enerflex Special Meeting or any adjournment or postponement thereof. This Notice of Special Meeting of Enerflex Shareholders is accompanied by the Management Information Circular and a form of proxy or voting instruction form (as applicable). Enerflex Shareholders are referred to the Management Information Circular for more detailed information regarding the Enerflex Special Meeting.

The directors of Enerflex have fixed September 9, 2022 as the record date for the Enerflex Special Meeting. Enerflex Shareholders of record as at the close of business on September 9, 2022 are entitled to notice of the Enerflex Special Meeting and to vote their Enerflex Common Shares thereat or at any adjournment or postponement thereof.

To be voted at the Enerflex Special Meeting, your proxy must be received before 9:00 a.m. (MDT) on October 6, 2022 or not less than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the time fixed for holding the Enerflex Special Meeting (or any adjournment or postponement thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Enerflex Special Meeting at his or her sole discretion without notice. Late proxies may be accepted or rejected by the Chair of the Enerflex Special Meeting at his or her sole discretion without notice.

If you are a non-registered (beneficial) Enerflex Shareholder and have received these materials through a broker, bank, or other agent, you must provide your voting instructions to, or complete, sign, and return your voting instruction form in accordance with the instructions provided by such broker, bank, or other agent.

In the Management Information Circular, you will find important information and instructions about how to participate at the Enerflex Special Meeting. Every vote matters. Please remember to vote your Enerflex Common Shares by proxy, telephone, or online in advance of the Enerflex Special Meeting. If you have questions or require assistance voting your Enerflex Common Shares, you can contact our strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone toll free in North America at 1.888.999.3016, or at 1.289.695.3075 outside of North America or by email at assistance@morrowsodali.com.

We look forward to your participation in our meeting on October 11, 2022 and thank you for your support of Enerflex.

BY ORDER OF THE BOARD OF DIRECTORS

[signed] “Marc E. Rossiter”

Marc E. Rossiter

Director, President and Chief Executive Officer

September 8, 2022

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ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This notice of special meeting contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex, Exterran, or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions are intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information pertaining to the Special Meeting being called to consider the Transaction and the timing in connection therewith, the expected growth of recurring revenues and adjusted EBITDA and the timing in connection therewith, the expected EPS and CFPS accretion and the timing in connection therewith, the value to be unlocked by reducing cyclicality, enhancing margins, and delivering substantial cost and revenue synergies and the timing associated therewith, the closing of the Transaction in the fourth quarter of 2022, the receipt of required shareholder approvals along with other customary closing conditions and the timing associated therewith, and the timing of the Exterran Special Meeting of Stockholders.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the satisfaction of closing conditions to the Transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; expectations and implications of changes in government regulation, laws, and income taxes; environmental, social, and governance matters; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the Transaction; the ability of Enerflex and Exterran to timely receive any necessary shareholder, lender, or other third-party approvals to satisfy the closing conditions of the Transaction, if at all; interloper risk; the ability to complete the Transaction on the terms contemplated by Enerflex and Exterran, or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; consequences of not completing the Transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community, and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form (“AIF”) and Exterran’s Form 10-K, each for the year ended December 31, 2021, and in Enerflex’s Management’s Discussion and Analysis and Exterran’s Form 10-Q, each for the three and six months ended June 30, 2022, available on SEDAR and EDGAR, respectively.

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The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this news release is made as of the date of this news release and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

NO OFFER OR SOLICITATION

This news release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Enerflex and Exterran have filed and will file relevant materials with the SEC. These materials include a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. The proxy statement/prospectus contains, and the definitive proxy statement/prospectus will contain, important information about the proposed Transaction and related matters. The Circular contains a detailed description of the Transaction and is available under Enerflex’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Enerflex’s website at www.enerflex.com. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the Transaction and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, and with SEDAR, may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge on Enerflex’s website at www.enerflex.com. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. The documents filed by Exterran with the SEC may be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000.

PARTICIPANTS IN THE SOLICITATION

Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021, and may also be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s AIF, which was filed with SEDAR on February 23, 2022. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s website at www.enerflex.com. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. Additional information regarding the interests of all such individuals in the proposed Transaction is included in the proxy statement relating to the Transaction as filed with the SEC, as amended.

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